Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Denali Therapeutics Inc. for the registration of shares of its common stock and preferred stock, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 28, 2022, with respect to the consolidated financial statements of Denali Therapeutics Inc., and the effectiveness of internal control over financial reporting of Denali Therapeutics Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California
February 28, 2022